SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, January 3, 2024 – Further to the Notice to Market released on August 10, 2022, Nu Holdings Ltd. (“Nu Holdings”, "Nu" or “Company”) hereby informs its shareholders and the market that the Financial Superintendence of Colombia ("SFC") has granted Nu. Colombia Compañía de Financiamiento S.A. ("Nu Colombia") the Operating License, or Licencia de Funcionamiento, which allows Nu Colombia to operate as a financing company.

This license reinforces the long-term vision and commitment of the Company to Colombia and will enable Nu Colombia to expand its product portfolio into credit, payments and savings.

Investor Relations
Jörg Friedemann
investors@nubank.com.br

Media Relations
Rafael Corrêa
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  January 3, 2024